UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

On January 11, 2023, Brooge Energy Limited (the “Company”) received an additional notice of non-compliance from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) due to the Company not having been able to file interim financial statements for the period ended June 30, 2022 with the Securities and Exchange Commission (the “SEC”) by December 31, 2022, as required by Nasdaq Listing Rule 5250(c)(2) (the “Filing Rule”). The Staff stated that the additional filing delinquency could serve as an additional basis for the delisting of the Company’s securities from Nasdaq. The Company was provided with the opportunity to update the Nasdaq Hearings Panel (the “Panel”) regarding the status of its efforts to evidence compliance with the Filing Rule prior to the expiration of the extension previously granted by the Panel on April 26, 2023. The Company plans to timely submit an update to the Panel with respect to its compliance efforts.

On January 13, 2023 the Company issued a press release announcing receipt of the notice. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Press Release dated January 13, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: January 13, 2023	By:	/s/ Lina S. Saheb
Name: Lina S. Saheb Title: Interim CEO